UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

On July 8, 2025, Vertical Aerospace Ltd. (the “Company”) filed a preliminary prospectus supplement (the “Prospectus Supplement”) with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in connection with a proposed offering by the Company of ordinary shares (the “Offering”). A press release issued in connection with the Prospectus Supplement is attached hereto as Exhibit 99.1. Based on the Company’s current plans, the Company believes its existing cash and cash equivalents, together with the expected net proceeds from the Offering, will be sufficient to fund its operations toward the middle of 2026.

This Report on Form 6-K also contains Exhibit 99.2, which (i) supplements the risk factors relating to Company included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Committee on March 11, 2025, and (ii) includes information on the Company’s cash position as of June 30, 2025.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including statements of expected net proceeds from the Offering, the Company’s estimate of its cash position as of June 30, 2025 and the Company’s belief of its cash runway, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. In particular, we have based estimate regarding our cash runway on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1 and Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by Vertical Aerospace Ltd., dated July 8, 2025
99.2	Risk Factors and Cash Position as of June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: July 8, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer